Filed by HBT Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: HBT Financial, Inc. (Commission File No. 001-39085)

On January 6, 2026, CNB Bank Shares, Inc. (“CNB”) provided the information included below to holders of options and stock appreciation rights with respect to CNB’s common stock under its equity incentive plans:

To:    Holders of CNBN Stock Options and Stock Appreciation Rights
Date:     January 6, 2026
RE:    CNBN Stock Options and Stock Appreciation Rights - Q&A in Connection with Merger

You are receiving this communication because you are a holder of CNB Bank Shares, Inc. (“CNBN”) stock options (“Options”) and/or stock appreciation rights (“SARs”) under one of CNBN’s equity incentive plans (each an “Equity Plan”). This document is intended to provide some information and briefly address some commonly asked questions regarding the effect the Merger of CNBN with HBT Financial, Inc. (“HBT”) will have on outstanding Options and SARs.
As previously announced, CNBN entered into an Agreement and Plan of Merger, dated October 20, 2025 (“Merger Agreement”), with HBT and HB-CNB Merger, Inc. a wholly-owned subsidiary of HBT (“Merger Sub”), whereby Merger Sub will be merged with and into CNBN, with CNBN as the surviving corporation and as a wholly-owned subsidiary of HBT (“Merger”). Immediately thereafter, CNBN will be merged with and into HBT, with HBT as the surviving corporation.
On or about December 19, 2025, a proxy statement/prospectus (the “Proxy Statement/Prospectus”) was sent by HBT and CNBN to CNBN’s shareholders with respect to a special meeting of shareholders to be held on January 26, 2026 at which time CNBN’s shareholders will be asked to approve the Merger Agreement, the Merger and the transactions contemplated thereby. If you are a CNBN shareholder, you will receive a copy of the Proxy Statement/Prospectus. If you are not a CNBN shareholder, the Proxy Statement/Prospectus is available online at www.sec.gov or from HBT’s website at https://ir.hbtfinancial.com.
You are strongly encouraged to review the Proxy Statement/Prospectus for information about CNBN, HBT, the Merger Agreement and the Merger, including information relating to the effect of the Merger on outstanding Options and SARs.
Q#1:    What will happen to my outstanding Options and SARs as a result of the Merger?
A#1.    At the effective time of the Merger, each outstanding Option and SAR (whether vested or unvested) will be cancelled and converted into the right to receive a cash payment equal to the product of (i)(A) the excess, if any, of the volume weighted average closing price of HBT common stock over the 10 trading days ending on the fifth trading day prior to the closing of the Merger (the “VWAP Price”) multiplied by the Exchange Ratio (defined below) (the “Stock Consideration Cash Value”) over (B) the exercise price per share for the Option or SAR (as applicable), multiplied by (ii) the number of shares of CNBN common stock subject to the Option or SAR (as applicable) (the “Cash Payment”). The “Exchange Ratio” is 1.0434 shares of HBT common stock per share of CNBN common stock. The Cash Payment will be treated as ordinary compensation income, and will be net of applicable tax withholdings and deductions as required by law.

Example for Illustrative Purposes:
•As of immediately prior to the closing of the Merger, employee holds 50 vested and 50 unvested SARs.
•At the Effective Time, all 100 SARs will be automatically vested and converted into the right to receive the Cash Payment.
•Based on an assumed VWAP Price of $25.00 and a SAR exercise price of $18.25, the Cash Payment would be calculated as follows:
Stock Consideration Cash Value    100 SARs x $25.00 x 1.0434    = $2,608.50
Less Aggregate Exercise Price    100 SARs x $18.25        = ($1,825.00)
Cash Payment                            = $783.50 (less applicable taxes)

The above calculation could also be applied to Options using the applicable Option exercise price.
The VWAP Price (i.e., $25.00) used above, is for illustrative purposes only. Because the market price of HBT common stock will fluctuate prior to the closing of the Merger, the VWAP Price and resulting Stock Consideration Cash Value that will be applicable to the determination of the Cash Payment cannot be determined at this time.
Any Option or SAR (whether vested or unvested) with an exercise price per share of CNBN common stock that is equal to or greater than the Stock Consideration Cash Value will be cancelled as of the effective time of the Merger without any payment being made, and the holder of such Option or SAR will have no further rights with respect to such Option or SAR.
Q#2:    Will I automatically receive the Cash Payment, if any, with respect to my Options and/or SARs?
A#2:    No, you must first sign and return an Option/SAR cancellation agreement to receive the Cash Payment. It is anticipated that the cancellation agreement will be provided to you in January 2026. The cancellation agreement will have a summary of the Options and/or SARs you hold and provide acknowledgement of the cancellation of the Options and SARs and your right to the Cash Payment.
Q#3:    When will the Cash Payment be paid?
A#3:    Provided you deliver a signed cancellation agreement prior to the closing of the Merger, the Cash Payment related to Options and/or SARs outstanding at the effective time will be made to you as soon as administratively practicable following the closing of the Merger. If the cancellation agreement is not returned before the closing of the Merger, the Cash Payment will be made as soon as administratively practicable following your return of the signed cancellation agreement to HBT. The cancellation agreement will contain directions for returning the signed agreement.
Q#4:    Am I able to exercise my vested Options and/or SARs prior to closing of the Merger?
A#4:    Yes, you may continue to exercise your vested Options and/or SARs until February 16, 2026 (or such later date as CNBN may announce) (the period from 5:00 pm CST on February 16, 2026 through closing of the Merger will be a “Blackout Period”). Once the Blackout Period commences, CNBN will not accept or process any further notice of Option or SAR exercise, and any attempted exercise following the commencement of the Blackout Period will be deemed null and void and of no effect.
You may not exercise your unvested Options and/or SARs at any point. Options and/or SARs that are unvested as of the closing of the Merger shall be treated in accordance with the terms of the Merger Agreement, described under Q&A#1, above.
Q#5:    What happens if I exercise my vested Options and/or SARs prior to the Blackout Period?

A#5:    The exercise of your vested Options and/or SARs will be subject to the terms and conditions of the applicable plan and award agreement. You should refer to those documents for information regarding the exercise process.

Upon exercise of a vested SAR prior to the Blackout Period, you will be entitled to receive cash in an amount equal to the excess of the fair market value of one share of CNBN common stock determined on the date of exercise over the exercise price per share specified in your related SAR award agreement, multiplied by the number of shares in respect of which you exercise your vested SAR. The amount of any cash you receive in connection with the exercise of your SARs will be treated as ordinary compensation income, subject to applicable tax withholdings and deductions as required by law.

Upon exercise of a vested Option (including payment of the applicable exercise price and any applicable withholding taxes in cash) prior to the Blackout Period, you will generally be entitled to receive the number of shares of CNBN common stock related to the exercise (“Option Shares”). You will become a shareholder of CNBN common stock with respect to the Option Shares, which will be subject to conversion into the right to receive merger consideration upon closing of the Merger. You should carefully review the Proxy Statement/Prospectus for information regarding the merger consideration, including the opportunity to make an election (an “Election”) to receive the merger consideration as stock consideration, cash consideration or mixed consideration. The opportunity to make an Election with respect to any Option Shares is subject to the election and proration procedures provided in the Merger Agreement, including the requirement that any Election must be made prior to the special meeting of shareholders on January 26, 2026 (the “Election Deadline”). As a result, if you intend to exercise vested Options and make an Election with respect to the underlying Option Shares, you should do so no later than January 16, 2026, in order to leave sufficient time for the transfer agent to register your Option Shares and for you to request, complete and return an election form prior to the Election Deadline. Any Option Shares for which you do not or cannot make a timely Election will be considered “non-election shares” and will be converted into the right to receive the cash consideration, the stock consideration or a combination thereof according to the proration methodology specified in the Merger Agreement.

Federal Income Tax Matters

Any tax discussion included in this document is for general information purposes only and is based on the federal income tax laws now in effect, which are subject to change, possibly retroactively. This document does not discuss all aspects of federal income taxation which may be important to you in light of your individual investment circumstances or if you are subject to special tax rules. Moreover, this document does not address any state, local, foreign or other tax consequences. You must consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences of your Options and SARs, of acquiring and holding CNBN common stock by exercising your Options and receiving merger consideration for CNBN shares or receipt of the Cash Payment as a result of conversion of your Options or SARs in the Merger.

Forward-Looking Statements

Certain statements in this communication, including any statements regarding future expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The words “anticipate,” “believe,” “expect,” “if,” “estimate,” “will,” “potential,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of CNBN may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of CNBN into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; and regulatory approvals of the transaction.

Additional factors that could cause results to differ materially from those described above can be found in HBT’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 7, 2025, and in its subsequently filed Quarterly Reports on Form 10-Q, and in other documents HBT files with the Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and available from HBT’s website at https://ir.hbtfinancial.com.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HBT nor CNBN assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Important Information and Where to Find It

In connection with the proposed transaction, HBT has filed materials with the SEC, including a Registration Statement on Form S-4 of HBT (the “Registration Statement”) that includes the Proxy Statement/Prospectus (i.e., a proxy statement of CNBN and prospectus of HBT), which HBT and CNBN mailed to the shareholders of CNBN on or about December 19, 2025. This document is not a substitute for the Proxy Statement/Prospectus or the Registration Statement or for any other document that HBT may file with the SEC or send to CNBN’s shareholders in connection with the proposed transaction. CNBN’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, CNBN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

A free copy of the Registration Statement and Proxy Statement/Prospectus, as each may be amended from time to time, and other relevant documents filed by HBT with the SEC (when they become available) may be obtained through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.

Participants in the Proxy Solicitation
HBT, CNBN and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from CNBN’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2025 annual meeting filed with the SEC on April 9, 2025. Information regarding the executive officers and directors of CNBN and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement, the Proxy Statement/Prospectus and other materials filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.
No Offer or Solicitation
This document does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.